Exhibit 99.29

Notice of Availability of Proxy Materials for

CARBON STREAMING CORPORATION Annual and Special Meeting

Meeting Date and Time:	November 12, 2021
10:00 a.m. (Toronto time)

Location: 4 King Street West, Suite 401, Toronto, Ontario, Canada M5H 1B6

Please be advised that the proxy materials for the above noted securityholder meeting of Carbon Streaming Corporation (“the “Company”) are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://www.carbonstreaming.com/investors/annual-general-meeting/

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by October 26, 2021 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	Financial Statements: to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2021 together with the report of the auditor thereon.
2.	Fix Number of Directors: to fix the number of directors of the Company at seven.
3.	Elect our Directors: to elect seven directors of the Company for the ensuing year.
4.	Appoint our Auditor: to appoint Baker Tilly WM LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration.
5.	Approve Omnibus LTIP: to approve an ordinary resolution ratifying and approving the Company’s Omnibus Long-Term Incentive Plan and approval of unallocated rights and entitlements under such plan.
6.	Approval A&R Articles: to approve an ordinary resolution ratifying and approving the amendment and restatement of the articles of the Company.

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 (Toronto time) on November 10, 2021.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.